SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549


                               FORM 11-K




[x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended November 30, 1994

                              OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


           For the transition period from __________ to___________




                       Commission file number 1-2256



                     THRIFT PLAN OF EXXON CORPORATION

                       AND PARTICIPATING AFFILIATES


                         (Full title of the plan)


                            EXXON CORPORATION


                   (Name of issuer of the securities)

                    225 E. John W. Carpenter Freeway

                        Irving, Texas 75062-2298




                 (Address of principal executive office)













                   THRIFT PLAN OF EXXON CORPORATION

                     AND PARTICIPATING AFFILIATES



                               INDEX




                                                             Page
                                                             ----
   Financial Statements

      Statement of Net Assets
      Available for Benefits, with
      Fund Information at
      November 30, 1994 and 1993                             2-3

      Statement of Changes in Net Assets
      Available for Benefits, with
      Fund Information for the
      Year ended November 30, 1994                             4

      Notes to Financial Statements                          5-8

   Item 27a-Schedule of Assets Held for Investment
   Purposes at November 30, 1994 (Exhibit 1)                9-16

   Item 27d-Schedule of Reportable
   Transactions (Exhibit 2)                                   17

   Report of Independent Accountants                          18

   Consent of Independent Accountants                         18

   Signatures                                                 19

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1994
                               (millions of dollars)


                                                                    Non-
                                                                 Participant
                                   Participant Directed           Directed
                          -------------------------------------  -----------
                                   Exxon                            Exxon
                                Corporation            Extended  Corporation
                          Common  Common    Equity      Market    Preferred
                          Asset   Stock    Portfolio  Portfolio    Stock
                           Fund    Fund      Fund       Fund       Fund  Total
                          -------------------------------------  --------------
Assets

Investments, at fair value:
 Fixed income securities $2,359        -        -          -       $16  $2,375
 Short-term investments     105        -        -          -         -     105
 Loans to participants      170        -        -          -         -     170
 Exxon Corp common stock      -   $2,797        -          -         -   2,797
 Wells Fargo index funds      -        -     $298        $78         -     376
 Exxon Corp Class A
  preferred stock             -        -        -          -       568     568
                         ------------------------------------------------------
   Total investments      2,634    2,797      298         78       584   6,391

Amounts due from employers    -        -        -          -        45      45
Dividends receivable          -       35        -          -         -      35
Accrued interest             52        -        -          -         -      52
Other receivables             1        -        -          -         -       1
                         ------------------------------------------------------
   Total assets           2,687    2,832      298         78       629   6,524
                         ------------------------------------------------------

Liabilities

Payables and accrued
   liabilities               14        8        -          -        19      41
Notes payable                 -        -        -          -       565     565
Subrogation rights obligation -        -        -          -        48      48
                         ------------------------------------------------------
   Total liabilities         14        8        -          -       632     654
                         ------------------------------------------------------

Net assets available for
benefits                 $2,673   $2,824     $298        $78       ($3) $5,870
                         ======================================================

The accompanying notes are an integral part of these financial statements.

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1993
                               (millions of dollars)


                                                                    Non-
                                                                 Participant
                                   Participant Directed           Directed
                          -------------------------------------  -----------
                                   Exxon                            Exxon
                                Corporation            Extended  Corporation
                          Common  Common    Equity      Market    Preferred
                           Asset  Stock    Portfolio  Portfolio    Stock
                            Fund   Fund      Fund       Fund       Fund  Total
                          -------------------------------------  --------------
Assets

Investments, at fair value:
 Fixed income securities $2,696        -        -          -       $10  $2,706
 Short-term investments      37        -        -          -         7      44
 Loans to participants      174        -        -          -         -     174
 Exxon Corp common stock      -   $2,707        -          -         -   2,707
 Wells Fargo index funds      -        -     $273          -         -     273
 Exxon Corp Class A
  preferred stock             -        -        -          -       694     694
                         ------------------------------------------------------
   Total investments      2,907    2,707      273                  711   6,598

Amounts due from employers    -        -        -          -        36      36
Dividends receivable          -       30        -          -         -      30
Accrued interest             44        -        -          -         -      44
Other receivables            17        -        -          -         -      17
                         ------------------------------------------------------
   Total assets           2,968    2,737      273          -       747   6,725
                         ------------------------------------------------------

Liabilities

Payables and accrued
   liabilities               38        7        -          -        19      64
Notes payable                 -        -        -          -       675     675
Subrogation rights obligation -        -        -          -        41      41
                         ------------------------------------------------------
   Total liabilities         38        7        -          -       735     780
                         ------------------------------------------------------

Net assets available for
 benefits                $2,930   $2,730     $273          -       $12  $5,945
                         ======================================================

The accompanying notes are an integral part of these financial statements.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                          YEAR ENDED NOVEMBER 30, 1994
                             (millions of dollars)


                                                                    Non-
                                                                 Participant
                                   Participant Directed           Directed
                         --------------------------------------  -----------
                                   Exxon                            Exxon
                                Corporation            Extended  Corporation
                          Common  Common    Equity      Market    Preferred
                           Asset  Stock    Portfolio  Portfolio    Stock
                            Fund   Fund      Fund       Fund       Fund  Total
                          -------------------------------------  --------------

Contributions:
 Employer                   $22       $6        $2         $2       $82   $114
 Employee                   100       36        24         20         -    180
                         ------------------------------------------------------
  Total contributions       122       42        26         22        82    294
                         ------------------------------------------------------

Investment income:
 Interest                   152        -         -          -         1    153
 Dividends                    -      131         -          -        48    179
 Net appreciation
  (depreciation) in fair
  value of investments      (74)     (98)        3         (2)      (14)  (185)
                         ------------------------------------------------------
   Total investment income   78       33         3         (2)       35    147
                         ------------------------------------------------------

Interest expense              -        -         -          -       (41)   (41)
LESOP conversions             -      112         -          -      (112)     -
Benefit payments at fair
 value                     (275)    (102)        -          -         -   (377)
Participant withdrawals
 at fair value              (63)     (35)        -          -         -    (98)
Interfund transfers        (119)      44        (4)        58        21      -
                         ------------------------------------------------------

   Net increase (decrease) (257)      94        25         78       (15)   (75)


Net assets available for benefits:

At the beginning of the
 year                     2,930    2,730       273          -        12   5,945
                         ------------------------------------------------------

At the end of the year   $2,673   $2,824      $298        $78       ($3) $5,870
                         ======================================================

The accompanying notes are an integral part of these financial statements.

                    THRIFT PLAN OF EXXON CORPORATION
                      AND PARTICIPATING AFFILIATES

                     NOTES TO FINANCIAL STATEMENTS



Note 1:     Plan Description


The participants in the Thrift Plan of Exxon Corporation and Participating Affiliates (the "Thrift Plan", also called the "Thrift Fund" or the "Savings and Investment Program") are eligible employees and former employees of Exxon Corporation and certain affiliated employers. The terms and conditions of the Thrift
Plan are fully contained in the Thrift Plan of Exxon Corporation and Participating Affiliates document (Plan Document) dated December 1993, as amended from time to time. The Thrift Plan is an "employee pension benefit plan" described in Section 3(2) of Employee Retirement Income Security Act of 1974 (ERISA) and also a "defined contribution plan" described in Section 3(34) of ERISA.

Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, and other Thrift Plan provisions are described in detail in the Plan Document. Also set forth in the Plan Document are the investment features and options of the Thrift Plan including, but not limited to, stock purchases and sales, equity unit purchases and sales, extended market unit purchases and sales (first available December 1, 1993), and other transactions.


Note 2:     Accounting Policies


The accounting records of the Thrift Plan are maintained on the accrual basis.

The Common Asset Fund, Exxon Corporation Common Stock Fund, Equity Portfolio Fund, and Extended Market Portfolio Fund investments are stated at current value. Current values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. Exxon Corporation Class A preferred stock held in the Exxon Corporation Preferred Stock Fund is stated at current value. Such value was determined by the Trustee of the Thrift Plan.

Net appreciation in the current value of investments includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held at year-end.

Certain reclassifications have been made in the Statement of Net
Assets Available for Benefits, with Fund Information at November 30, 1993, to conform to current-year presentation.

                    THRIFT PLAN OF EXXON CORPORATION
                      AND PARTICIPATING AFFILIATES

                     NOTES TO FINANCIAL STATEMENTS


Note 3:     Revalued Cost Basis Gains and Losses

The Department of Labor (DOL) requires that the components of net appreciation (depreciation) for investments held in the Exxon Corporation Common Stock Fund, investments held in the Common
Asset Fund, and investments held in the Exxon Corporation Preferred Stock Fund be segregated and calculated on a revalued cost basis for ERISA annual report (Form 5500) reporting purposes. Under the revalued cost basis, realized gains and losses on investments sold are calculated as proceeds less market value at the beginning of the year or, if acquired during the year, historical cost. Unrealized gains and losses are calculated as market value of assets at the end of the year less market value at the beginning of the year or, if acquired during the year, historical cost.

For the Common Asset Fund and the Exxon Corporation Preferred Stock Fund fixed income securities, gains and losses are calculated on the basis of specific security identification. For Exxon Corporation common stock, gains and losses are calculated assuming a first-in, first-out methodology for total shares in the portfolio for all shares sold by participants.

For the years ended November 30, 1994 and 1993, these components of net appreciation (depreciation) were:

                  Exxon Corporation Common Asset Fixed  Exxon Corporation
                    Common Stock    Income Securities    Preferred Stock
                    ------------     -----------------  -----------------
                    1994    1993    1994          1993  1994        1993
                    ----    ----    ----          ----  ----        ----
                                    (millions of dollars)

Realized G/(L)     $ (1)    $ 51    ($14)         ($13) $  -         $ -

Unrealized G/(L)    (97)      92    ( 60)           13   (14)         14
                   -----    ----    -----          ---  -----        ---
Net Appreciation   $(98)    $143    ($74)          $ -  $(14)        $14
   (Depreciation)


Note 4:     Tax Status

In 1993, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Thrift Plan under Section 401(a) of the Internal Revenue Code (IRC).
The Trustee believes that the Plan is qualified and, therefore, that the Trust is exempt from tax under IRC Section 501(a).

The federal tax treatment of a qualified plan and trust, as well as distributions from such a plan, are described in the Plan Document.

                    THRIFT PLAN OF EXXON CORPORATION
                      AND PARTICIPATING AFFILIATES

                     NOTES TO FINANCIAL STATEMENTS


Note 5:     Expenses

Participating employers pay the administrative expenses of the Thrift Fund with the exception of: (1) brokers' commissions and SEC fees on Exxon Corporation common stock purchases and sales which are paid by Thrift participants purchasing or selling stock and are included in the price of the stock at the time of purchase or sale and (2) management fees, brokerage commissions, and administrative expenses of the Equity Portfolio Fund and the Extended Market Portfolio Fund, which are paid by Thrift participants in those respective Funds.

Note 6:     Direct Dividend Account

A Leveraged Employee Stock Ownership Plan (LESOP) was incorporated into the Thrift Plan on August 1, 1988. This LESOP is commonly referred to as the Direct Dividend Account (DDA) and is described in detail in the Plan Document. In 1989, the Trustee-Thrift Trust borrowed $1.0 billion at a floating rate of interest under the terms of notes, guaranteed by Exxon Corporation, maturing between 1990 and 1999. Remaining annual principal payments on the notes range from $105.0 million to $125.0 million. In addition, there are subrogation rights obligations which are mentioned below. The Trustee used the proceeds of the borrowing to purchase 16,349,945 shares of a new issue of Exxon Corporation Class A preferred stock for $61.50 per share. Exxon Corporation Class A preferred stock can be converted into Exxon Corporation common stock at the lower of current common stock market value or $61.50. Dividends are cumulative and payable in an amount per share equal to $4.68 per annum. As of November 30, 1994, there were 18,137,310 shares of Exxon Corporation common stock in the DDA.

Employer contributions to the DDA, plus certain dividends, are used to make principal and interest payments on the notes. Employer contributions are based on a matching program related to employee contributions and are funded annually when principal amounts on the notes are due. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock and allocated to participants' accounts in accordance with the applicable requirments of the IRC. During 1994, 1,819,364 shares, or approximately $112 million, of preferred stock were converted to common stock and allocated. During 1993, 1,638,776 shares, or approximately $101 million, of preferred stock were converted to common stock and allocated. Net dividends on the preferred stock of $48 million and $56 million were paid during 1994 and 1993, respectively, and covered certain principal and interest payments on the notes and interest payments on the subrogation rights referred to below.

The 1994 $110 million principal payment on the notes was

                    THRIFT PLAN OF EXXON CORPORATION
                      AND PARTICIPATING AFFILIATES

                     NOTES TO FINANCIAL STATEMENTS



funded with approximately $71 million of employer contributions to the DDA, $21 million of common dividends reinvested within the DDA and $11 million of preferred stock dividends and interest income in excess of interest expense and a guarantor payment by Exxon
Corporation of approximately $7 million. The 1993 $90 million principal payment on the notes and $12 million retirement of subrogation rights (referred to below) were funded with approximately $69 million of employer contributions to the DDA, $17 million of common dividends reinvested within the DDA and $16 million of preferred stock dividends and interest income in excess of interest expense.

Upon its payment in 1994, 1991 and 1990 respectively of approximately $7 million, $11 million and $53 million principal on the notes as guarantor, Exxon Corporation became subrogated to all rights of the holders of such notes with respect to those payments. These subrogation rights include the right to receive payment from the Trustee-Thrift Trust of the remaining principal amounts, if any, plus accrued and unpaid interest thereon, upon final payment of all principal and interest on the notes. During 1994 and 1992, Exxon Corporation sold these subrogation rights to a third party, which is paid interest thereon on a current basis. Under certain circumstances, the third party may require Exxon Corporation to repurchase these subrogation rights. During 1993, $12 million of the subrogation rights obligation incurred in 1990 was retired, and during 1992, $11 million of the subrogation rights obligation incurred in 1991 was retired.

                                                                    EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/94
                            (thousands of dollars)

                                  MATURITY              AMORTIZED     CURRENT
DESCRIPTION               COUPON    DATE    PAR VALUE     COST         VALUE
-----------               ------    -----   ---------   ---------      -----

COMMON ASSET FUND
-----------------

  CORPORATE BONDS
A T & T CAP CORP M/T/N    7.080%  05/19/97     $2,000      $2,012      $1,963
A T & T CAP CORP MEDIUM   4.860%  05/18/95      4,000       4,000       3,972
AMERICAN HSG TR XI MTG    6.450%  02/25/07      4,060       4,060       4,027
BCI HOME EQUITY LN        7.100%  09/15/06      1,344       1,340       1,337
BNY MASTER CR CARD        7.100%  12/15/96     15,442      15,510      15,443
BANC ONE CR CARD          7.150%  12/15/98     15,000      14,991      14,934
BANC ONE CR CARD          7.550%  12/15/99     15,000      14,981      14,866
BANCO INTERNATL T         6.760%  10/15/96      2,000       2,021       1,986
BANCO INTERNATL TR        6.760%  10/15/96      2,648       2,676       2,629
BANCO INT`L TRADE         6.160%  04/15/95      1,471       1,477       1,470
BANO INTERNATL TRA        6.760%  10/15/96      2,000       2,021       1,986
BANCO INTL TRADE F        7.440%  04/15/97      2,498       2,536       2,512
BANAMEX EXPORT FDG        7.580%  10/15/96      1,198       1,210       1,207
BAYERISCHE LANDESB        6.100%  02/01/95      2,000       2,004       2,000
BAYERISCHE LANDESB        5.750%  02/14/95     14,500      14,491      14,478
BAYERISCHE LANDES         5.750%  01/31/95      4,000       4,005       3,996
BAYERISCHE LANDESB        4.500%  01/20/95      5,750       5,752       5,737
BAYERISCHE LANDESB        4.625%  04/02/96     14,000      13,996      13,587
BELLSOUTH CAP FDG         5.300%  05/01/95      4,000       4,016       3,982
BELLSOUTH CAP FDG         6.790%  03/03/97      7,000       7,000       6,853
BELLSOUTH CAP FDG         7.720%  05/30/97      5,000       5,000       4,994
CFAC GRANTOR TR           6.450%  12/15/97      4,586       4,599       4,524
CFC-14 GRANTOR TRU        7.150%  11/15/06      9,780       9,849       9,804
CTS HOME EQUITY LN        7.700%  09/15/06      6,996       7,117       6,881
CAMPBELL SOUP CO          9.000%  11/01/97      1,000       1,040       1,025
CAPITAL AUTO RECEI        5.750%  12/15/97      4,882       4,913       4,855
CAPITAL AUTO RECEI        4.900%  02/15/98     25,500      25,521      25,121
CAPITAL AUTO RECE         5.350%  02/15/98      2,000       2,026       1,936
CAPITAL AUTO RECEI        4.700%  05/15/97      9,650       9,647       9,406
ABS CHASE LINCOLN         7.750%  06/15/97        556         555         555
CHASE MANHATTAN CR CARD   7.400%  05/15/00     16,000      16,186      15,838
CHEMICAL GRANTOR          8.900%  12/15/96      4,267       4,255       4,284
CHEVRON CORP PROFI        6.920%  01/01/96      5,000       5,111       4,971
CHEVY CHASE EXTEND        7.550%  10/31/97      5,000       3,884       3,975
CHEVY CHASE EXT CR        7.550%  10/31/97     11,632      11,620      11,598
CHEVY CHASE CR CA         7.550%  10/31/97     16,730      16,713      16,744
CITICORP MTG SECS         5.750%  03/25/09      4,750       4,744       4,495
COMDISCO RECEIVABL        6.100%  05/15/97        608         616         603
CONCORD LEAS GRANTOR TR   6.700%  11/15/97      3,382       3,379       3,390
CONCORD LEASING GR        5.310%  05/01/00      4,171       4,151       4,159
CORESTATES HOME EQ        5.100%  03/15/09      7,769       7,764       7,143
DELTA FDG                 9.000%  02/25/06        945         944         938

                                                                    EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/94
                            (thousands of dollars)

                                  MATURITY              AMORTIZED     CURRENT
DESCRIPTION               COUPON    DATE    PAR VALUE     COST         VALUE
-----------               ------    -----   ---------   ---------      -----

DEUTSCHE BANK FIN INC M   8.800%  01/15/97     $2,000      $2,075      $2,045
DEUTSCHE BK FINL I        8.800%  01/15/97      7,625       7,955       7,732
DISCOVER CARD MAST        6.700%  02/16/00     20,000      19,950      19,436
DISCOVER CARD TR          5.500%  05/16/98     40,000      39,970      39,322
DISNEY WALT CO ME         7.750%  03/06/95      3,700       3,734       3,714
DU PONT E I DE NEM        8.450%  10/15/96      1,500       1,538       1,518
DU PONT E I DE NEM        7.160%  03/03/97     10,000      10,039       9,870
DUKE PWR CO M/T/N         6.470%  12/15/95      5,000       5,112       4,964
EKSPORTFINANS A S M/T/N   5.500%  02/17/97      9,500       9,201       9,057
EXPORT FIN CORP COLL M/T/ 9.070%  01/15/95      1,725       1,733       1,730
FCC GRANTOR TR            8.750%  02/15/06      5,680       5,908       5,721
FICAL HOME EQUITY LN      8.900%  11/15/97      1,244       1,265       1,241
FIRST CHICAGO MASTER TR   6.250%  08/15/99      1,920       1,886       1,840
FIRST DEP MASTER TR SER   4.900%  06/15/00     40,000      39,993      39,098
FIRST DEP MASTER TR       6.900%  08/15/01      5,000       5,057       4,897
FIRST USA CR CARD MASTER  5.200%  06/15/98     39,725      39,932      38,535
FLEET FIN INC             5.450%  03/20/23      5,808       5,805       5,638
FLEET FIN HOME EQUIT      6.700%  10/16/06      6,946       6,934       6,820
FLEETWOOD CR 1993-B GRANT 4.950%  08/15/08      6,000       4,645       4,369
FLEETWOOD CR 1994-B GRANT 6.750%  03/15/10      5,000       4,670       4,516
FORD CR AUTO LN MASTER TR 6.875%  01/15/99      5,000       5,035       4,892
FORD CR AUTO LN MASTER TR 5.625%  10/15/97     40,000      40,014      39,438
GE CAP MTG SVCS INC       7.200%  09/15/11     20,000       5,646       5,575
GMAC 1992-C GRANTOR TR    5.950%  02/15/97      2,470       2,469       2,446
GMAC 1992-D GRANTOR TR    5.550%  05/15/97      3,968       3,965       3,924
GMAC 1992-F GRANTOR TR    4.500%  09/15/97      1,817       1,796       1,779
GENERAL DEVELOPMENT MTG T 9.050%  02/25/99      2,258       2,234       2,257
GENERAL ELEC CO           5.875%  12/01/94     28,000      28,000      28,000
GENERAL ELEC CAP CORP     8.250%  01/14/95      4,550       4,566       4,560
GENERAL ELEC CAP CORP M/  6.125%  04/15/97      7,500       7,232       7,226
GOVERNMENT EXP TR CL A R  6.250%  03/01/97      3,950       3,943       3,941
GREEN TREE FINL CORP      4.750%  10/15/17      3,399       3,338       3,333
GREEN TREE FINL CORP      5.850%  01/15/18      6,564       6,593       6,463
HITACHI CREDIT AMER CORP  6.850%  09/11/95     10,000      10,000       9,998
HITACHI CREDIT AMER CORP  7.600%  03/29/95     10,000      10,000       9,999
HITACHI CR AMERICA M/T/N  8.540%  12/15/94      5,000       5,004       5,003
HOUSEHOLD AFFINITY CR CAR 7.000%  12/15/99     15,000      14,984      14,674
HOUSEHOLD CR CARD TR      6.000%  07/15/97     25,714      25,680      25,626
HOUSEHOLD FIN CORP V/R    8.150%  03/19/96      5,920       5,981       5,944
HOUSEHOLD FIN CORP HOME   4.750%  05/20/08      9,004       8,985       8,607
HOUSEHOLD PRIVATE LABEL   7.150%  06/20/01     10,000       9,940       9,984
HYUNDAI AUTO RECEIVABLES  4.300%  05/15/98      6,290       6,284       6,068
JOHNSON & JOHNSON NT      8.500%  08/15/95      4,500       4,626       4,546
JOHNSON & JOHNSON M/T/N   8.000%  03/20/96     20,000      20,907      20,152
KIDDER PEABODY MTG ASSET  8.750%  05/01/17      5,000          43          43
LOMAS MTG FDG CORP II     9.000%  09/20/15        664         662         663

                                                                    EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/94
                            (thousands of dollars)

                                  MATURITY              AMORTIZED     CURRENT
DESCRIPTION               COUPON    DATE    PAR VALUE     COST         VALUE
-----------               ------    -----   ---------   ---------      -----

MBNA MASTER CREDIT CARD   7.250%  06/15/99    $20,000     $20,265     $19,688
MBNA MASTER CR CARD TR    6.200%  08/15/99      5,000       4,910       4,787
MCA FUNDING CORP M/T/N    4.880%  05/20/96      8,000       8,002       7,715
MCA FDG CORP M/T/N RESTR  4.880%  05/20/96      9,000       8,999       8,679
MCA FDG CORP M/T/N RESTR  4.480%  08/13/96      5,000       4,998       4,755
MCDONALDS CORP SER B M/T/ 8.875%  02/18/97     10,000      10,288       9,937
MERCK & CO INC            7.750%  05/01/96      7,000       7,291       7,016
MIDLANTIC AUTO GRANTOR    4.300%  09/15/97      6,503       6,465       6,353
MOBIL CORP                6.500%  12/17/96      2,000       1,975       1,955
MOBIL CORP                6.500%  02/15/97      6,200       6,268       6,038
MOBIL CORP M/T/N          4.878%  09/18/95      5,000       5,001       4,923
MORGAN J P & CO INC       5.375%  01/21/95      2,650       2,654       2,648
MORGAN GTY TR CO NEW YORK 8.125%  03/15/96      2,000       2,090       2,010
NBD BK N A M/T/N          6.000%  05/30/95     10,000      10,036       9,978
NBD BK N A M/T/N          4.625%  12/02/96     10,000       9,991       9,453
NBD BK N A M/T/N          4.600%  02/03/97      5,000       4,902       4,697
NATIONAL BK DETROIT M/T/N 8.000%  02/14/95      3,350       3,371       3,361
NATIONSBANK CR CARD MASTE 4.750%  09/15/98     35,000      34,978      33,070
NAVISTAR FINL 1991-1 RSTR 6.400%  12/15/96      2,892       2,892       2,880
NAVISTAR FINL 1993-A OWNE 4.475%  10/15/98      3,000       2,391       2,333
NISSAN AUTO RECEIVABLES 1 4.300%  09/15/97      2,454       2,431       2,409
NORDIC INVT BK            5.250%  11/30/95     24,500      24,609      24,041
NORDISKA INVESTERINGSBANK 9.500%  12/15/94      7,250       7,260       7,229
NORTHERN ILL GAS CO 1ST   4.500%  03/15/96     10,000       9,983       9,648
NORWEST FINL INC SR NT    7.250%  11/01/95      5,000       5,116       4,998
NORWEST FINL INC NT       7.100%  11/15/96      2,300       2,392       2,273
NORWEST FINL INC          6.250%  02/15/97      7,750       7,725       7,492
NORWEST FINL INC SHELF 41 6.500%  05/15/97      5,000       4,986       4,845
NORWEST FINL INC M/T/N    5.200%  04/29/97      1,000         965         940
OLYMPIC AUTOMOBILE RECEIV 5.650%  01/15/01      5,000       4,192       4,019
OLYMPIC AUTOMOBILE RECEIV 6.850%  06/15/01     10,000       9,977       9,779
PAINEWEBBER CMO TR SER G  8.000%  04/01/17        218         214         216
PEOPLES BK CR CARD MASTER 4.800%  12/15/99     24,300      24,284      23,368
PEOPLES BK CR CARD MASTER 5.100%  08/15/97     25,000      24,994      23,659
PFIZER INC                7.125%  10/01/96     29,750      31,079      29,486
PITNEY BOWES CR CORP      5.625%  02/15/97     20,500      20,312      19,577
PITNEY BOWES CR CORP MEDI 6.640%  04/03/95      5,000       5,029       5,004
PITNEY BOWES CR CORP MEDI 6.650%  04/03/95      5,000       5,028       5,006
PREMIER AUTO TR 1992-1 A  5.750%  07/15/97      4,324       4,311       4,273
PREMIER AUTO TR           4.900%  10/15/98     25,000      20,930      20,082
PREMIER AUTO TR           4.900%  12/15/98     15,000      15,051      14,334
PREMIER AUTO TR 1993-5 AS 4.220%  03/02/99      7,887       7,891       7,533
PREMIER AUTO TR SER 1994- 4.750%  02/02/00      3,000       3,000       2,819
PREMIER AUTO TR           6.350%  05/02/00      5,000       4,959       4,850
PREMIER AUTO TR           6.450%  05/15/98      5,000       4,998       4,886
PROCTER & GAMBLE CO NT    6.250%  03/15/95      4,000       4,016       4,001

                                                                    EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/94
                            (thousands of dollars)

                                  MATURITY               AMORTIZED     CURRENT
DESCRIPTION               COUPON    DATE    PAR VALUE      COST         VALUE
-----------               ------    -----   ---------    ---------      -----

PROCTER & GAMBLE CO NT    6.850%  06/01/97     $2,000      $1,996      $1,948
RCSB 1990-B GRANTOR TR    8.900%  05/15/96        718         715         719
RCSB 1991-B GRANTOR TR    6.700%  04/15/97      2,642       2,640       2,632
RABOBANK NEDERLAND M/T/N  9.250%  09/18/95      3,000       3,090       3,054
RABOBANK NEDERLAND MEDIU  4.590%  09/18/95      5,000       4,987       4,915
RABOBANK NEDERLAND M/T/N  4.500%  01/25/96      3,000       2,992       2,916
RABOBANK NEDERLAND M/T/N  4.550%  03/01/96      5,000       4,999       4,849
RABOBANK NEDERLAND M/T/N  6.450%  01/17/97      3,000       2,980       2,931
RABOBANK NEDERLAND M/T/N  6.625%  05/26/97      3,000       2,992       2,926
RABOBANK NEDERLAND M/T/N  6.640%  04/25/97      4,000       4,012       3,908
RABOBANK NEDERLAND M/T/N  6.660%  03/03/97      5,000       5,009       4,888
REPUBLIC NATL BK NEW YORK 5.750%  02/01/95     13,000      13,023      12,993
REPUBLIC N Y CORP         6.400%  04/15/95     13,600      13,685      13,585
REPUBLIC NATL BK OF NY    4.750%  10/15/95      2,000       2,004       1,952
REPUBLIC N Y CORP         8.375%  05/01/96      3,720       3,889       3,747
RESIDENTIAL FDG MTG SECS  5.500%  02/25/08      3,150       3,150       3,079
SCFC RECREATIONAL VEH LN  7.250%  09/15/06      7,791       7,795       7,790
SPNB HOME EQUITY LN ASSET 8.100%  06/15/20      2,997       3,064       2,993
SAAB 1992-A TRUST SR CTF  6.100%  06/15/98      4,011       4,005       3,994
SARA LEE CORP M/T/N       4.650%  01/14/97     13,000      12,964      12,212
SEARS CR ACCOUNT MASTER   5.900%  11/16/98     28,000      28,247      27,708
SEARS CR ACCOUNT MASTER   7.250%  02/15/98      5,000       4,997       4,927
SECURITY PAC AUTO GRANTO  6.700%  01/15/97        684         683         683
SECURITY PAC HOME EQUITY  8.250%  05/10/03        186         188         186
SELECT AUTO RECEIVABLES   7.000%  09/16/96      2,080       2,077       2,072
SELECT AUTO RECEIVABLES   6.250%  11/15/96      1,987       1,980       1,969
SHELL OIL CO              7.700%  02/01/96      9,000       9,289       9,017
SHELL OIL CO NT           7.000%  09/15/95      4,000       4,068       4,000
SHELL OIL CO              6.000%  01/15/97     15,300      15,066      14,766
SIGNET CR CARD TR         9.000%  06/15/97      5,000       4,629       4,621
GABS SIGNET TR 93-3A      4.850%  12/15/96     35,000      34,980      33,084
SIGNET MASTER TR SER 199  6.800%  08/15/97     20,000      19,977      19,394
SOUTHERN NEW ENGLAND TEL  7.610%  09/20/96      3,000       3,037       2,997
STANDARD CR CARD MSTR TR  5.875%  08/07/96     10,000      10,035       9,924
STANDARD CR CARD TR 94-1A 4.650%  03/07/99     40,000      39,731      37,485
SWISS BANK CORP MED TERM  9.400%  06/13/95      2,500       2,563       2,534
TMS HOME EQUITY LN TR     6.100%  05/15/22      7,581       7,588       7,147
TMS HOME EQUITY LN TR     5.175%  07/15/06      8,282       8,347       7,891
TOYOTA MTR CR CORP M/T/N  6.875%  10/15/96      5,000       4,999       4,941
USAA CAP CORP 144A M/T/N  4.490%  10/28/96     20,000      20,000      18,797
USAA CAP CORP M/T/N 144A  4.760%  01/28/97     10,000      10,000       9,411
WACHOVIA BK N C N A MEDIU 5.000%  01/29/96     11,600      11,597      11,331
WACHOVIA BK N C N A M/T/N 4.875%  02/18/97      5,000       4,969       4,706
WACHOVIA BK N C M/T/N     6.550%  06/09/97      5,000       4,981       4,858
WACHOVIA BK N C N A M/T/N 6.650%  07/14/97     10,000       9,979       9,721
WAL MART STORES INC       8.000%  05/01/96      4,000       4,193       4,022

                                                                    EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/94
                            (thousands of dollars)


                                  MATURITY              AMORTIZED     CURRENT
DESCRIPTION               COUPON    DATE    PAR VALUE     COST         VALUE
-----------               ------    -----   ---------   ---------      -----

WAL MART STORES INC       5.500%  09/15/97     $8,795      $8,495      $8,276
WARNER LAMBERT CO DEB     8.125%  04/24/96      3,035       3,155       3,062
WISCONSIN ELEC PWR CO     5.875%  10/01/97      3,500       3,366       3,316
WISCONSIN ELEC PWR CO 1S  4.500%  03/15/96      6,000       6,000       5,778
WORLD OMNI LEASE ABS      5.800%  01/15/97      6,738       6,734       6,693
WORLD OMNI 1994-A AUTOM   6.450%  09/25/00      3,501       3,455       3,448
EUROPEAN INVT BK          7.750%  07/09/96      8,000       8,398       8,020
SHIKOKU ELECTRIC POWER   10.250%  04/26/96     10,000      10,754      10,288
INTERNATIONAL FINANCE CO  5.125%  02/09/96     10,000      10,048       9,750
TOYOTA MOTOR CREDIT CORP  6.500%  02/04/97     10,000      10,216       9,750
TOYOTA MTR CR CORP SR UNS 5.000%  03/10/97      5,000       4,816       4,712
                                           ----------  ----------  ----------
   TOTAL CORPORATE BONDS                   $1,604,282  $1,582,189  $1,541,767

  GOVERNMENT BONDS
FEDERAL HOME LN BKS       6.995%  11/08/00     $8,000      $7,975      $7,916
FEDERAL HOME LOAN BANK CO 6.525%  07/11/97      9,465       9,433       9,223
FEDERAL HOME LN BKS CONS  6.440%  07/25/97     10,000       9,933       9,734
FEDERAL NAT'L MTGE ASSN   5.760%  06/01/95      5,000       4,838       4,838
FEDERAL NATL MTG ASSN GTD 5.950%  09/25/06      8,491       8,489       8,433
FEDERAL NATL MTG ASSN M/T 6.150%  06/23/97     10,000       9,917       9,631
INTERNATIONAL BK FOR RECO 8.750%  03/01/97      5,000       5,332       5,128
U S TREASURY NOTES        4.750%  02/15/97     15,000      14,977      14,173
U S TREASURY NOTES        6.500%  05/15/97     10,000      10,014       9,770
U S SVGS BD SR EE ISS 1/  6.000%  02/01/05    139,896      69,948      69,948
U S SVGS BD SR EE ISS 9/  6.000%  09/01/04    144,588      72,294      72,294
                                             --------    --------    --------
   TOTAL GOVERNMENT BONDS                    $365,440    $223,150    $221,088

  OTHER BONDS
ABBEY NATL TREAS CO GTD   5.000%  01/31/97    $15,000     $14,652     $14,166
BANQUE FRANCAISE COMM EX  9.250%  11/22/95      5,000       5,224       5,081
BELGIUM KINGDOM           5.280%  01/12/96     10,000      10,061       9,749
BRITISH TELECOM FIN BV    7.625%  09/30/96     23,235      24,338      23,177
CANADIAN GOVT SEDOL #41   9.000%  02/27/96     40,590      42,575      41,288
DENMARK KINGDOM NT        7.750%  12/15/96      3,000       3,137       2,998
DU PONT E I NEMOURS & CO  8.500%  04/17/96     10,000      10,516      10,100
GUINNESS FINANCE          9.000%  01/08/96      5,000       5,184       5,069
HALIFAX BUILDING SOCIETE  5.000%  06/21/96     10,000      10,084       9,620
INTER AMERN DEV BK       11.625%  12/01/94      2,000       2,000       2,000
INTER AMERICAN DEV BANK   8.375%  12/27/95     13,190      13,681      13,322
JAPAN FINL CORP           9.875%  02/23/96      5,000       5,286       5,125
KANSAI ELEC PWR EURO     10.000%  03/30/96     10,000      10,625      10,275
MOUNTAIN STS TEL & TEL    7.625%  05/15/96     11,000      11,417      10,959
NIPPON TELE & TELE        9.375%  03/03/95      5,000       5,061       5,030
NIPPON TELE & TELE        8.500%  12/20/96      4,000       4,206       4,050

                                                                    EXHIBIT 1

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/94
                            (thousands of dollars)

                                  MATURITY                AMORTIZED   CURRENT
DESCRIPTION               COUPON    DATE    PAR VALUE       COST       VALUE
-----------               ------    -----   ---------    ---------     -----

OESTERREICHISCHE KONTROLL 7.125%  12/06/96     $3,000      $3,081      $2,973
OSPREY MTG SECS LTD NO.7  5.250%  07/10/97      6,500       6,580       6,435
SBC FIN (CAYMAN) LTD DEB  7.750%  09/11/96      6,000       6,255       5,985
SAINSBURY J               8.500%  05/09/96      3,000       3,153       3,026
SAINSBURY J               9.125%  10/02/96      3,000       3,229       3,056
SPAIN KINGDOM M/T/N       8.430%  01/25/95      3,000       3,018       3,008
KINGDOM OF SPAIN M/T/N    9.130%  10/05/95      2,000       2,073       2,034
KINGDOM OF SPAIN M/T/N    8.650%  12/15/95      1,870       1,941       1,896
UNILEVER CAP CORP         8.000%  05/28/96     25,150      26,252      25,244
BELGIUM KINGDOM DEB       8.000%  02/11/97     11,700      11,994      11,729
BELGIUM KINGDOM           5.220%  10/23/95      3,000       3,014       2,955
CHUBU ELECTRIC POWER      7.000%  03/26/96     10,100      10,423      10,024
DENMARK KINGDOM UNSUB     7.250%  09/25/96      5,175       5,406       5,123
DENMARK KINGDOM UNSUB     5.250%  11/03/95     10,000      10,060       9,825
ABB INTL FIN NV KEEPWELL  6.375%  02/20/96     19,000      19,361      18,715
ENERGIE BEHEER NEDERLAND  9.000%  10/17/95      7,730       8,021       7,836
GUINNESS FINANCE BV       6.500%  04/06/95      2,100       2,113       2,097
NEW ZEALAND GOVT DEB      8.000%  04/02/97      2,075       2,132       2,072
INTER AMERICAN DEV BK EU 10.500%  09/11/95     15,000      15,658      15,375
INTER AMERICAN DEV BK EU  7.625%  09/10/96      9,400       9,886       9,389
INTERNATIONAL BK FOR REC  9.750%  05/10/96     21,000      22,510      21,578
SWEDEN KINGDOM DEB        5.500%  12/01/95     20,400      20,556      20,068
                                              --------    --------    --------
   TOTAL OTHER BONDS                         $362,215    $374,763    $362,452

  CERTIFICATES OF DEPOSIT
BANK NEW YORK N Y C/D     4.850%  06/29/95    $10,000      $9,916      $9,942
BAYERISCHE LANDESBANK YC  4.800%  02/28/95     10,000      10,043       9,908
CENTRAL BK SOUTH C/D      5.125%  01/30/95      5,000       5,001       4,988
CENTRAL BK OF SOUTH C/D   5.570%  12/01/94      5,000       5,000       5,000
COMERICA BK DETROIT C/D   9.650%  01/27/95      3,000       3,095       3,070
DEUTSCHE BK AG V/R C/D    7.498%  01/21/95     20,000      20,395      20,670
DRESDNER BANK A G NY BR   5.400%  12/21/94      2,000       2,015       2,010
FIRST ALABAMA BK C/D      6.510%  12/30/94     10,000      10,000      10,010
FIRST HAWAIIAN BK C/D     5.900%  01/02/95     10,000      10,000      10,005
LASALLE NATL BK CHICAGO   5.550%  02/13/95      5,000       4,996       5,002
LASALLE NATL BK CHICAGO   5.950%  03/06/95      5,000       4,995       5,006
MBNA AMER BK N A NEWARK   4.100%  10/15/96      5,000       4,971       4,951
MBNA AMER BK N A NEWARK   4.300%  09/03/96     10,000       9,946       9,974
MBNA AMER BK N A NEWARK   4.250%  09/09/96      5,000       4,968       4,978
MBNA AMER BK N A NEWARK D 4.200%  09/30/96     10,000       9,941      10,000
MERCANTILE SAFE DEP & TR  6.480%  02/28/95      5,000       5,000       5,012
MERCANTILE SAFE DEP & TR  6.480%  03/03/95      5,000       5,000       5,012
MERCANTILE SAFE DEP & TR  4.770%  04/03/95     10,000      10,000      10,015
MERCANTILE SAFE DEP & TR  6.820%  01/09/95      5,000       5,000       5,090
OLD KENT BK & TR CO C/D   5.000%  02/28/95      5,000       5,000       4,961

                                                                    EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/94
                            (thousands of dollars)

                                  MATURITY                AMORTIZED   CURRENT
DESCRIPTION               COUPON    DATE    PAR VALUE       COST       VALUE
-----------               ------    -----   ---------    ---------     -----

OLD KENT BK & TR CO C/D   5.150%  01/20/95     $5,000      $5,000      $4,974
OLD KENT BANK AND TRUST   4.620%  03/09/95      2,000       2,000       1,978
OLD KENT BK & TR CO C/D   4.650%  05/15/95     10,000      10,000       9,949
OLD KENT BANK AND TR CO   6.560%  05/30/97      5,000       5,000       5,067
PITTSBURGH NATL BK C/D    6.350%  12/15/94     21,500      21,506      21,511
SOUTH CAROLINA NATL BK    9.400%  09/20/95      5,000       5,176       5,125
UNION BK C/D              5.570%  01/13/95     10,000      10,000      10,003
                                             --------    --------    --------
   TOTAL CERTIFICATES OF DEPOSIT             $203,500    $203,964    $204,211



  COMMERCIAL PAPER
FORD MTR CR CO DISC C/P    N/A    01/05/95    $10,000      $9,928      $9,928
FORD MTR CR CO DISC C/P    N/A    01/13/95     10,000       9,927       9,927
GENERAL ELEC CAP CORP D    N/A    01/17/95     10,000       9,902       9,902
                                              -------------------------------
   TOTAL COMMERCIAL PAPER                     $30,000     $29,757     $29,757
                                              -------------------------------


   TOTAL FIXED INCOME SECURITIES           $2,565,437  $2,413,823  $2,359,275



  SHORT TERM INVESTMENTS
BEAR STEARNS MASTER NOTE   N/A       N/A      $25,000     $25,000     $25,000
CS FIRST BOSTON MASTER NO  N/A       N/A       25,000      25,000      25,000
GOLDMAN SACHS & CO MASTER  N/A       N/A        5,750       5,750       5,750
MORGAN STANLEY GROUP MAST  N/A       N/A       24,531      24,531      24,531
NOMURA SECURITIES INTL MA  N/A       N/A       23,238      23,238      23,238
BANK OF NEW YORK SHORT     N/A       N/A        1,378       1,378       1,378
                                              -------------------------------
   TOTAL SHORT TERM INVESTMENTS              $104,897    $104,897    $104,897
                                              -------------------------------

PARTICIPANT LOANS (RATES
  FROM 10.5 TO 6.5,
  MAXIMUM PERIOD OF
  REPAYMENT IS 60 MONTHS)  N/A       N/A        N/A      $169,456    $169,456
                                           ----------------------------------
   TOTAL COMMON ASSET INVESTMENTS          $2,670,334  $2,688,176  $2,633,628
                                            ==================================

                                                                    EXHIBIT 1

                           THRIFT PLAN OF EXXON CORPORATION
                             AND PARTICIPATING AFFILIATES
              ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/94
                                (thousands of dollars)


                                               SHARES/                CURRENT
FUND/ISSUE                                     UNITS        COST       VALUE
----------                                     ------       ----       -----

EXXON CORPORATION PREFERRED STOCK FUND
--------------------------------------
EXXON CORPORATION CLASS A PREFERRED STOCK       9,231    $567,709    $567,709
(thousands of shares)

GENERAL ELEC CAP CORP DISC C/P                   N/A       16,343      16,343

BANK OF NEW YORK SHORT TERM INVESTMENT FUND      N/A          132         132


EXXON CORPORATION COMMON STOCK FUND
-----------------------------------

EXXON CORPORATION COMMON STOCK                 46,331  $2,088,475  $2,797,222
(thousands of shares)


EQUITY PORTFOLIO FUND
---------------------

WELLS FARGO EQUITY INDEX FUND                   3,013    $203,198    $298,192
(thousands of units)


EXTENDED MARKET PORTFOLIO FUND
------------------------------
WELLS FARGO EXTENDED EQUITY                     7,951     $79,822     $77,868
(thousands of units)

                                                                    EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                 ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                             NOVEMBER 30, 1994

                            (thousands of dollars)





Identity of Party Involved:     Exxon Corporation

Description of Asset:           Exxon Corporation Common Stock



Total          Total        Total         Total
Number         Number       Dollar        Dollar
  of             of        Value of      Value of        Net
Purchases      Sales       Purchases       Sales        Gain
---------      -----       ---------     --------       ----

9,654,557     4,693,345    $590,305     $270,918     $24,800



Schedule prepared following the alternative format prescribed at 29 CFR 2520.103-6(d)(2) for a series of transactions involving securities of the same issue as described at 29
CFR 2520.103-6(c)(1)(iii).

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------

To the Trustee of the Thrift Fund

In our opinion, the financial statements (pages 2-8) listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Exxon Corporation and Participating Affiliates (the Thrift Plan) at November 30, 1994 and 1993, and the changes in its net assets available for benefits for the year ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Trustee of the Thrift Plan; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee of the Thrift Plan, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the statement of net assets available for benefits and the statement of changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
Houston, Texas
March 23, 1995


                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-19057) and the related
Prospectus for the Thrift Plan of Exxon Corporation and
Participating Affiliates of our report dated March 23, 1995 appearing on page 18 of this Annual Report on Form 11-K.


PRICE WATERHOUSE LLP
Houston, Texas
March 23, 1995
                                   -18-








                            SIGNATURES
                         _________________



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                           THRIFT PLAN OF EXXON CORPORATION

                           AND PARTICIPATING AFFILIATES

                           (Name of Plan)

                           /s/ Edgar A. Robinson
                           ---------------------
                           Edgar A. Robinson
                           Chairman, Thrift Trustee

Dated:  March 23, 1995






























                                   -19-